FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2004

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F              ☒            Form 40-F              ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         ☐            No           ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated March 3, 2004

GUCCI GROUP APPOINTS NEW CHIEF FINANCIAL OFFICER

Amsterdam, The Netherlands, March 3, 2004: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announces the appointment of Alexis Babeau as Chief Financial Officer effective May 1, 2004. Mr. Babeau will report to the Group’s Chief Executive Officer. He will replace Robert Singer, Executive Vice President and Chief Financial Officer of Gucci Group since 1995, who will leave the company at the end of April.

Alexis Babeau joins Gucci Group from Finaref (a credit and financial services company formerly owned by Pinault Printemps Redoute and now controlled by Crédit Agricole SA) where he was Chief Financial Officer and General Counsel since November 2001, with responsibility over financial management as well as legal services and purchases. Prior to Finaref, Mr. Babeau was Group Controlling and Financial Planning Director at Carrefour, which he joined in February 1999, and he previously held various financial positions in the Bolloré Group and was an auditor at Arthur Andersen from 1989 to 1991.

Aged 39, Mr. Babeau, a French citizen, has a degree in engineering from the Ecole des Travaux Publics de Paris.

Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies.  Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores.  The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

For media inquiries:	For investors / analysts inquiries:
Tomaso Galli	Cedric Magnelia / Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+39 02 8800 5555	+39 055 7592 2456

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date:	7 March 2004	By:	/s/ Robert S. Singer
			Name:	Robert S. Singer
			Title:	Chief Financial Officer